Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 19, 2017

Relating to Preliminary Prospectus Supplement dated April 19, 2017

Registration Statement No. 333-206537

Final Term Sheet

Dated April 19, 2017

Issuer:	Lowe’s Companies, Inc. (the “Company”)

Trade Date:	April 19, 2017

Settlement Date (T+10):	May 3, 2017

Ratings* (Moody’s/S&P):	A3 / A-

3.100% Notes due 2027

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	May 3, 2027

Coupon (Interest Rate):	3.100% per annum

Interest Payment Dates:	May 3 and November 3 of each year, beginning November 3, 2017

Benchmark Treasury:	UST 2.250% due February 15, 2027

Benchmark Treasury Price / Yield:	100-09 / 2.218%

Spread to Benchmark Treasury:	0.900% (90 basis points)

Yield to Maturity:	3.118%

Public Offering Price:	99.846% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$1,490,940,000

Make-Whole Call:	Prior to the date that is three months prior to the maturity date at T + 15 basis points

Par Call:	On or after three months prior to the maturity date

CUSIP / ISIN:	548661 DP9 / US548661DP97

4.050% Notes due 2047

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	May 3, 2047

Coupon (Interest Rate):	4.050% per annum

Interest Payment Dates:	May 3 and November 3 of each year, beginning November 3, 2017

Benchmark Treasury:	UST 2.875% due November 15, 2046

Benchmark Treasury Price / Yield:	99-24+ / 2.887%

Spread to Benchmark Treasury:	1.200% (120 basis points)

Yield to Maturity:	4.087%

Public Offering Price:	99.364% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$1,477,335,000

Make Whole Call:	Prior to the date that is six months prior to the maturity date at T + 20 basis points

Par Call:	On or after six months prior to the maturity date

CUSIP / ISIN:	548661 DQ7 / US548661DQ70

Joint Book Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Goldman, Sachs & Co. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Mizuho Securities USA LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

RBC Capital Markets, LLC

ANZ Securities, Inc.

Desjardins Securities Inc.

National Bank of Canada Financial Inc.

The Williams Capital Group, L.P.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about May 3, 2017, which will be the tenth business day following the date of this term sheet (such settlement being referred to as “T+10”). Under Rule l5c6-l under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next six succeeding business days should consult their advisers.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.